RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-171806

Pricing Supplement Dated August 10, 2011 to the Product Prospectus Supplement ERN-ES-1 Dated January 28, 2011, Prospectus Dated January 28, 2011, and Prospectus Supplement Dated January 28, 2011	$9,700,000 Bullish Enhanced Return Notes Linked to the Common Shares of ArcelorMittal, Due August 16, 2013 Royal Bank of Canada

Royal Bank of Canada is offering the Bullish Enhanced Return Notes (the “Notes”) linked to the performance of the common shares of ArcelorMittal.

The CUSIP number for the Notes is 78010T878. The Notes provide a 500% leveraged positive return if the price of the Reference Asset increases from the Initial Price to the Final Price, subject to the Maximum Redemption Amount of 172% of the principal amount of the Notes. The Notes do not pay interest, and investors will lose 1% of their principal amount for each 1% that the price of the Reference Asset decreases between the Pricing Date and the Valuation Date. You could lose some or all of your principal amount. Any payments on the Notes are subject to our credit risk.

Issue Date: August 15, 2011

Maturity Date: August 16, 2013

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Additional Risk Factors” beginning on page P-4 below, “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated January 28, 2011, and “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	100.00%	$9,700,000
Underwriting discounts and commissions	2.00%	$ 194,000
Proceeds to Royal Bank of Canada	98.00%	$9,506,000

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

UBS Financial Services Inc., which we refer to as UBS, will receive a commission of $0.20 per $10 principal amount of the Notes.

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBC Capital Markets, LLC, which we refer to as RBCCM, or another of our affiliates and UBS may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

UBS Financial Services Inc.	RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Common Shares of ArcelorMittal, Due August 16, 2013

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Reference Asset:	Common Shares of ArcelorMittal, which trade on the New York Stock Exchange (“NYSE”) under the symbol “MT.”

Currency:	U.S. Dollars

Dominations:	$10 and integral multiples of $10 in excess thereof

Minimum Investment Amount:	$1,000 (representing 100 Notes)

Pricing Date:	August 10, 2011

Issue Date:	August 15, 2011

CUSIP:	78010T878

ISIN:	US78010T8788

Valuation Date:	August 12, 2013

Payment at Maturity (if held to maturity):	If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $10 principal amount Note equal to the lesser of:

	1.	Principal Amount + (Principal Amount x Percentage Change x Leverage Factor); and
	2.	Maximum Redemption Amount

If, on the Valuation Date, the Percentage Change is negative, then the investor will receive a cash payment equal to:

Principal Amount + [Principal Amount x Percentage Change]

In this scenario, investors will suffer a loss on their investment proportionate to the Reference Asset's decline from the Pricing Date to the Valuation Date.

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:

Initial Price:
$21.93, an intra-day price of the Reference Asset on the Pricing Date. The Initial Price will be subject to adjustment in the event of certain corporate events affecting the Reference Asset, as set forth in the product supplement.

Final Price:	The closing price of the Reference Asset on the Valuation Date.

Leverage Factor:	500% (subject to the Maximum Redemption Amount)

Maximum Redemption Amount:	172% multiplied by the principal amount

UBS Financial Services Inc.	RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Common Shares of ArcelorMittal, Due August 16, 2013

Maturity Date:	August 16, 2013, subject to extension for market and other disruptions, as described in the product prospectus supplement dated January 28, 2011.

Term:	Approximately two (2) years

Principal at Risk:
The Notes are NOT principal protected.  You will lose some or all of your principal amount at maturity if there is a percentage decrease in the closing price of the Reference Asset from the Pricing Date to the Valuation Date.

Calculation Agent:	RBC Capital Markets, LLC

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in this pricing supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” below, and in the product prospectus supplement dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 28, 2011, as modified by this pricing supplement.

UBS Financial Services Inc.	RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Common Shares of ArcelorMittal, Due August 16, 2013

ADDITIONAL RISK FACTORS

An investment in your Notes is subject to the risks described below, as well as the risks described under “Additional Risk Factors Specific to the Notes” in the product supplement, and “Risk Factors” in the prospectus and the prospectus supplement.  We urge you to read the following information about these risks, together with the other information in this pricing supplement, the product prospectus supplement, the prospectus supplement and the prospectus, before investing in the Notes.

Your Investment in the Notes May Result in a Loss.

The Notes do not guarantee any return of principal.  We will not repay you a fixed amount of principal on the maturity date.  If the Final Price is less than the Initial Price, the return on your Notes (if any) will be less than the principal amount by an amount proportionate to the decline of the Reference Asset.  This will be the case even if the price of the Reference Asset is greater than the Initial Price at certain periods during the term of the Notes.

The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.

There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank with the same maturity date or if you invested directly in the Reference Asset.  Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your Potential Payment at Maturity Is Limited.

The Notes will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the payment at maturity will not exceed the Maximum Redemption Amount.  Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the positive performance of the Reference Asset.

The Leverage Factor Applies Only at Maturity.

You should be willing to hold your Notes to maturity.  If you are able to sell your Notes prior to maturity in the secondary market, the price you receive will likely not reflect the full effect of the Leverage Factor and the return you realize may be less than five times the return of the Reference Asset, even if the Reference Asset is positive and does not exceed the Maximum Redemption Amount.  The price you receive may even be less than the principal amount of the Notes.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM or its affiliates may make a market for the Notes; however, they are not required to do so.  Any such entity may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

UBS Financial Services Inc.	RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Common Shares of ArcelorMittal, Due August 16, 2013

Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes.

The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the price of the Reference Asset increases after the Pricing Date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Asset.

In the ordinary course of their business, our affiliates and UBS or its affiliates may have expressed views on expected movements in the Reference Asset, and may do so in the future.  These views or reports may be communicated to our clients and clients of our respective affiliates.  However, these views are subject to change from time to time.  Moreover, other professionals who transact business in markets relating to the Reference Asset may at any time have significantly different views from those of ours, UBS, and our respective affiliates.  For these reasons, you are encouraged to derive information concerning the Reference Asset from multiple sources, and you should not rely solely on views expressed by us, UBS, or our respective affiliates.

The Business Activities of Royal Bank, UBS and Our Respective Affiliates May Create Conflicts of Interest.

We, UBS and our respective affiliates expect to engage in trading activities related to the Reference Asset that are not for the account of holders of the Notes or on their behalf.  These trading activities may present a conflict between the holders’ interests in the Notes and the interests we, UBS and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management.  These trading activities, if they influence the price of the Reference Asset, could be adverse to the interests of the holders of the Notes.  We, UBS and one or more of our affiliates may, at present or in the future, engage in business with ArcelorMittal, the issuer of the Reference Asset (the ‘‘Reference Asset Issuer’’), including making loans to or providing advisory services.  These services could include investment banking and merger and acquisition advisory services.  These activities may present a conflict between our, UBS’s or one or more of our respective affiliates’ obligations and your interests as a holder of the Notes.  Moreover, we, UBS and our respective affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes.  Any of these activities may affect the price of the Reference Asset and, therefore, the market value of the Notes.

An Investment in the Notes Is Subject to Single Stock Risk.

The price of the Reference Asset can rise or fall sharply due to factors specific to that Reference Asset and the issuer of the Reference Asset (the ‘‘Reference Asset Issuer’’), such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. You, as an investor in the Notes, should make your own investigation into the Reference Asset Issuer and the Reference Asset for your Notes.  We urge you to review financial and other information filed periodically by the Reference Asset Issuer with the SEC.

Owning the Notes Is Not the Same as Owning the Reference Asset.

The return on your Notes is unlikely to reflect the return you would realize if you actually owned the Reference Asset.  For example, you will not receive or be entitled to receive any dividend payments or other distributions on the Reference Asset during the term of your Notes. As an owner of the Notes, you will not have voting rights or any other rights that holders of the Reference Asset may have. Furthermore, the Reference Asset may appreciate substantially during the term of the Notes, and you will not fully participate in such appreciation.

UBS Financial Services Inc.	RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Common Shares of ArcelorMittal, Due August 16, 2013

The Notes May Be Subject to Non-U.S. Securities Markets Risk.

An investment in Notes linked directly or indirectly to the value of non-U.S. companies, such as the shares of the Reference Asset Issuer, which is organized in Luxembourg, involves particular risks. Generally, non-U.S. securities markets, such as the Luxembourg Stock Exchange, the NYSE Euronext European markets and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia, where the Reference Asset is also listed, may be more volatile than U.S. securities markets, and market developments may affect these markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these markets, as well as cross shareholdings in listed companies, may affect its trading prices and volumes. Securities prices in these markets are subject to political, economic, financial and social factors that may be unique to each country. These factors, which could negatively affect these markets, include the possibility of recent or future changes in the a non-U.S. government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Tax Treatment of the Notes Is Uncertain.

Significant aspects of the tax treatment of the Notes are uncertain.  You should consult your tax adviser about your tax situation, please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in this pricing supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” below, and in the product prospectus supplement dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

UBS Financial Services Inc.	RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Common Shares of ArcelorMittal, Due August 16, 2013

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX
CONSEQUENCES

Set forth below is a summary of certain U.S. federal income tax consequences relating to an investment in the Notes.  The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement, the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement, and the section entitled “Tax Consequences” in the accompanying prospectus, which you should carefully review prior to investing in the Notes.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a note with terms described in this pricing supplement as a pre-paid cash-settled derivative contract in respect of the Reference Asset for U.S. federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.  If the Notes are so treated, a U.S. holder should generally recognize capital gain or loss upon the sale or maturity of the Notes in an amount equal to the difference between the amount a holder receives at such time and the holder’s tax basis in the Notes.

Alternative tax treatments of the Notes are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate.  In addition, the Internal Revenue Service has released a notice that may affect the taxation of holders of the Notes.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Individual holders that own “specified foreign financial assets” may be required to include certain information with respect to such assets with their U.S. federal income tax return. You are urged to consult your own tax advisor regarding such requirements with respect to the Notes.

UBS Financial Services Inc.	RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Common Shares of ArcelorMittal, Due August 16, 2013

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 28, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement ERN-ES-1 dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000330/b128110424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

UBS Financial Services Inc.	RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Common Shares of ArcelorMittal, Due August 16, 2013

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Final Price or the price of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples are based on the Leverage Factor of 500% and the Maximum Redemption Amount of 172.00% of the principal amount, and assume that a holder purchased Notes with an aggregate principal amount of $10, and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.

	Percentage Change:	5%

	Payment at Maturity:	$10 + ($10 x 5% x 500%) = $10 + $2.50 = $12.50

	On a $10 investment, a 5% Percentage Change results in a Payment at Maturity of $12.50, a 25% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Redemption Amount).

	Percentage Change:	25%

	Payment at Maturity:	$10 + ($10 x 25% x 500%) = $10 + $12.50 = $22.50

		however, the Maximum Redemption Amount is $17.20

	On a $10 investment, a 25% Percentage Change results in a Payment at Maturity of $17.20, a 72.00% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative.

	Percentage Change:	-30%

	Payment at Maturity:	$10 + [$10 x -30%] = $10 - $3 = $7.00

	On a $10 investment, a -30% Percentage Change results in a Payment at Maturity of $7.00, a -30% return on the Notes.

UBS Financial Services Inc.	RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Common Shares of ArcelorMittal, Due August 16, 2013

INFORMATION REGARDING THE REFERENCE ASSET

We have derived the following information from publicly available documents published by the Reference Asset Issuer.  We make no representation or warranty as to the accuracy or completeness of the following information.  The Reference Asset Issuer produces steel and manufactures cold rolled, electrogalvanized and coated steels, slabs, special quality bars, and wire rods.  The Reference Asset Issuer has steel making operations in Europe, the Americas, Asia, and Africa.

Because the Reference Asset is registered under the Securities Exchange Act of 1934, the Reference Asset Issuer is required to file periodically certain financial and other information specified by the SEC.  Information provided to or filed with the SEC by the Reference Asset Issuer can be located at the SEC’s facilities or through the SEC’s website by reference to SEC CIK number 1243429.  We make no representation or warranty as to the accuracy or completeness of the Reference Asset Issuer’s information or reports.

Historical Information

The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Asset. The information provided in this table is for the four calendar quarters of 2008, 2009, and 2010, the first two quarters of 2011, as well as for the period from July 1, 2011 through August 10, 2011.  The closing price of the Reference Asset on the Pricing Date was $21.35, which is lower than the Initial Price of the Notes.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Price of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in the return of any portion of your initial investment.

UBS Financial Services Inc.	RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Common Shares of ArcelorMittal, Due August 16, 2013

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Asset in ($)	Low Intra-Day Price of the Reference Asset in ($)	Period-End Closing Price of the Reference Asset in ($)
1/1/2008	3/31/2008	77.93	52.61	77.49
4/1/2008	6/30/2008	99.20	75.92	93.86
7/1/2008	9/30/2008	90.31	42.73	46.78
10/1/2008	12/31/2008	46.43	14.63	23.30

1/1/2009	3/31/2009	28.39	15.42	18.99
4/1/2009	6/30/2009	35.28	18.79	31.34
7/1/2009	9/30/2009	40.09	26.72	35.19
10/1/2009	12/31/2009	44.56	31.04	43.34

1/1/2010	3/31/2010	46.80	34.01	41.60
4/1/2010	6/30/2010	44.76	24.91	25.35
7/1/2010	9/30/2010	32.26	25.26	31.24
10/1/2010	12/31/2010	36.76	29.33	36.12

1/1/2011	3/31/2011	38.50	32.37	36.15
4/1/2011	6/30/2011	37.69	31.13	34.76
7/1/2011	8/10/2011	35.31	21.20	21.35

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

UBS Financial Services Inc.	RBC Capital Markets, LLC

Bullish Enhanced Return Notes Linked to the Common Shares of ArcelorMittal, Due August 16, 2013

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on August 15, 2011, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Supplemental Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

We have agreed to indemnify UBS and RBCCM against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS and RBCCM may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS may sell all or a part of the Notes that it will purchase from us to its affiliates at the price indicated on the cover of this pricing supplement.

The price to the public for all purchases of Notes is $10.00 per Note. UBS may allow a concession not in excess of the underwriting discount set forth on the cover of the pricing supplement to its affiliates for distribution of the Notes.

UBS Financial Services Inc.	RBC Capital Markets, LLC